SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

1Q10 FINANCIAL PERFORMANCE AND LIQUIDITY – PARENT COMPANY

Analysis of Results

Net Revenue increased to R$ 455.7 million in 1Q10, from R$ 80.0 million in 1Q09. The increase basically reflects the mergers in the period and the expansion in the subscriber base.

Operating  Costs  were R$  260.1   million in  1Q10,  compared  with R$  14.4   million in  1Q09.  As a percentage of net revenue, these costs increased from 18.0% in 2009 to 57.1% in 2010. The main items contributing to this increase were costs related to internet access, call center operations and personnel and benefits, and to the mergers in the period.

Selling,  general  and  administrative  expenses  were R$  118.2   million in  1Q10,  versus R$  44.2  million in 1Q09. As a percentage of net revenue, SG&A expenses declined from 55.3% in 2009 to 25.9% in 2010. Selling Expenses increased from R$ 15.5 million in 1Q09 to R$ 50.5 million in 1Q10. As a percentage of net revenue, these expenses declined from 19.4% in 2009 to 11.1% in 2010. G&A Expenses increased from R$ 28.3 million in 1Q09 to R$ 85.2 million in 1Q10, reflecting the higher expenses with services for the information technology area and for maintenance of systems, and the mergers in the period.

Expenses with Depreciation and Amortization, which are recorded under cost of goods sold and operating  expenses,  were R$  91.0   million in  1Q10,  compared  with R$  13.4   million in  1Q09. Depreciation  expenses  increased  primarily  due to  the  higher  number of  residential  installations and of digital decoders, to the assets generated by the IRU agreement and to the mergers in the period.

The  Financial  Result  was  an  expense of R$ 68.9 million in  1Q10,  compared  with  an  expense of R$ 25.5 million in  1Q09,  impacted  mainly by the  depreciation in  the  Brazilian  real in  the period, which adversely affected financial debt denominated in U.S. dollar.

    Liquidity

Gross debt, which includes principal and interest, ended March 2010 at R$ 1,919.9 million, down 5.9% from end December 2009. Short] term debt accounted for 3.1% of total debt.

Cash and Equivalents stood at R$ 716.7 million in March 2010, compared with R$ 760.5 million in December 2009. In March 2010, Net Debt stood at R$ 1,203.6 million, down 6% from R$ 1,279.9  million in December 2009.

The Company signed the agreement to adopt Level 2 Special Corporate Governance Practices with the São Paulo Stock Exchange (Bovespa). This listing segment was created to differentiate a select group of companies that commit to adopt special corporate governance practices. The Company’s annual and quarterly financial statements contemplate the additional requirements made by the Bovespa. Pursuant to the Bylaws of the Company, any disputes or controversies arising from or related to its  Bylaws,  the  regulations of  the  Level 2  Corporate  Governance  Segment of  the  São Paulo Stock Exchange (Bovespa), Brazilian Corporation Law and the rules issued by the National Monetary  Council,  Central  Bank  of  Brazil,  Securities  and  Exchange  Commission of Brazil,  the  regulations of the Bovespa and any other rules applicable to the capital markets in general shall be  resolved  through  arbitration  conducted in  accordance  with  the  Regulations of  the  Market Arbitration Chamber instituted by Bovespa (Commitment to Arbitration).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.